Bottling Group, LLC
1 Pepsi Way, Somers, NY 10589
June 5, 2008
Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549

RE:	Bottling Group, LLC Form 10-K for Fiscal Year Ended December 29, 2007 Filed February 27, 2008 File No. 333-80361-01
Dear Mr. Reynolds:
We are responding to your letter dated May 21, 2008. Our responses are keyed to follow the comments included in your letter, which are presented in italicized type.
Executive Compensation, page 66
1.	You disclose compensation for your PEO, PFO, and two additional executive officers. In future filings, provide disclosure for your three most highly paid executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year. See Item 402(a)(3) of Regulation S-K.
Bottling Group, LLC (“Bottling LLC” or the “Company”) is overseen by Managing Directors whose role is similar to a board of directors of a corporation. Bottling LLC maintains executive officers solely for the purposes of executing the public filings required in connection with the Company’s issuance of registered debt. Consequently, as indicated on page 12 of the Bottling LLC Form 10-K, the Company has only three executive officers — a Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer. In typical years (e.g., 2005 and 2004), we only disclose these three executive officers in the Summary Compensation Table because they are the only three executive officers of Bottling LLC. In the event that two individuals serve in one of these executive officer roles at different times during the year, we include in the Summary Compensation Table both individuals who served. The disclosure of four individuals occurred in the Company’s 2007 Form 10-K because two different

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 5, 2008

individuals served as Principal Accounting Officer. The disclosure of four individuals also occurred in the Company’s 2006 Form 10-K because two different individuals served as Principal Executive Officer. In future filings, we intend to apply the same principles as we have in the past and include in the Summary Compensation Table all of Bottling LLC’s executive officers.
Certain Relationships and Related Transactions, and Director Independ ence, page 94
1.	You discuss several agreements between PBG and Bottling LLC in the section “PBG/Bottling LLC Transactions.” Not all of these agreements appear to have been filed as exhibits to the Bottling LLC 2007 Form 10-K, or listed as exhibits within Exhibit 99.1. For example, we note that PBG provides insurance and risk management services to Bottling LLC pursuant to a contractual agreement. We also note that PBG owes Bottling LLC $3,880 million in intercompany loans as of December 29, 2007. For disclosed agreements that have not been filed as exhibits, please tell us why the agreements were not filed as exhibits.
The Company has reviewed each of the agreements with PBG that are listed under “PBG/Bottling LLC Transactions” on page 94 of the Bottling LLC 2007 Form 10-K. For each of the four agreements listed, we have set out below whether a related agreement has or has not been filed as an exhibit to the Bottling LLC 2007 Form 10-K. For each agreement with respect to which an agreement has not been filed as an exhibit, we have set out our reason for not filing an agreement or have expressed our commitment to file such an agreement with our next Form 10-Q.
i.	Insurance and Risk Management Services. Bottling LLC has contracted with a subsidiary of PBG to provide Bottling LLC insurance and risk management services. The fees paid by Bottling LLC to PBG under this agreement in 2007 were $182,000. Because the amount and significance of this agreement are immaterial to Bottling LLC, the Company has not disclosed the agreement as an exhibit to its Form 10-K.
Bottling LLC, as a 93% owned subsidiary of PBG, also purchases insurance from a subsidiary of PBG (the “Captive”) within the context of PBG’s self-insurance program. In 2007, the premiums paid by Bottling LLC and certain of its subsidiaries to the PBG Captive were $113 million. Upon review, the Company has concluded that this arrangement is not immaterial in amount or significance. Therefore, the Company intends to disclose the underlying policy agreement as an exhibit to its next Form 10-Q.

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 5, 2008

ii.	1999 Indenture. The Indenture relating to the 7% senior notes issued by PBG on March 8, 1999, which are guaranteed by Bottling LLC, has previously been filed and appears as Exhibit 4.3 to the Bottling LLC 2007 Form 10-K.
iii.	2007 Credit Agreement. The $1.2 billion revolving credit agreement, amended and restated by PBG in October 2007, which is guaranteed by Bottling LLC, has previously been filed and appears as Exhibit 10.2 of the Bottling LLC 2007 Form 10-K.
iv.	Note Receivable. Bottling LLC is the principal operating subsidiary of PBG, and its operations and financial results are consolidated into PBG’s financial statements. BGLLC regularly makes loans to PBG to fund PBG’s operational cash needs. Each month, a new promissory note is executed by PBG that updates the amount then owed to Bottling LLC and the applicable interest rate. The Company intends to file a form of the promissory note that is updated each month as an exhibit to Bottling LLC’s next Form 10-Q.
Bottling LLC acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information or have any questions, please call me at (914) 767-7971.
Sincerely,
/s/ Steven M. Rapp
Steven M. Rapp
Managing Director, Bottling Group, LLC
Senior Vice President, General Counsel & Secretary
The Pepsi Bottling Group, Inc.

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 5, 2008

Copies:
The Pepsi Bottling Group, Inc. (parent of Bottling Group, LLC)

B. Beracha	Non-Executive Chairman
B. McGarvie	Chairman, Audit Committee
E. Foss	President and Chief Executive Officer
A. Drewes	Senior Vice President and Chief Financial Officer
T. Lardieri	Vice President and Controller
Members of PBG Disclosure Committee
Deloitte and Touche LLP

J. Welter	Audit Partner